Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

SHAREHOLDER SUPPORT AGREEMENT AND DEED

This SHAREHOLDER SUPPORT AGREEMENT AND DEED (this “Agreement”) is made and entered into as of May 26, 2022, by and among ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), and certain Persons listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of the date hereof, entered into by and among the Company, Ecarx Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), Ecarx&Co Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), and SPAC, pursuant to which, among other things, (i) Merger Sub 1 will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, collectively, the “Mergers”);

WHEREAS, each Shareholder is, as of the date of this Agreement, the beneficial and sole legal owner of such number of Ordinary Shares and Preferred Shares of the Company set forth opposite such Shareholder’s name on Schedule A hereto (such Ordinary Shares and Preferred Shares being collectively referred to herein as the “Owned Shares”; and the Owned Shares and any other Company Shares, Company Ordinary Shares or any securities convertible into or exercisable or exchangeable for Company Shares or Company Ordinary Shares, as the case may be, acquired by such Shareholder after the date of this Agreement and during the term of this Agreement, including upon exercise of Company Options, being collectively referred to herein as the “Subject Shares” of such Shareholder); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and SPAC have requested that the Shareholders enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

Representations and Warranties of THE SHAREHOLDERS

Each Shareholder hereby represents and warrants to the Company and SPAC as follows:

Section 1.1             Corporate Organization. Such Shareholder has been duly formed and is validly existing and in good standing under the Laws of the place of its incorporation or establishment and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

Section 1.2             Due Authorization. Such Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of such Shareholder is necessary to authorize the execution and delivery of this Agreement or such Shareholder’s performance hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

Section 1.3             Governmental Authorities; Consents. No consent of or with any Governmental Authority on the part of such Shareholder is required to be obtained or made in connection with the execution, delivery or performance by such Shareholder of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the execution and performance by such Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 1.4             No-Conflict. The execution, delivery and performance by such Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of such Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to such Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets of such Shareholder, except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by such Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Section 1.5             Owned Shares. Such Shareholder is the beneficial and sole legal owner of the Owned Shares, and all such Owned Shares are owned by such Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to this Agreement, the other Transaction Documents, the Organizational Documents of the Company, the Investors Rights Agreement and any applicable securities Laws. Such Shareholder does not legally or beneficially own any shares of the Company other than the Owned Shares. Such Shareholder has the sole right to vote the Owned Shares (to the extent such securities have voting rights), and none of the Owned Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Owned Shares, except as contemplated by this Agreement, the Investors Rights Agreement and the Company Charter.

Section 1.6             Acknowledgement. Such Shareholder understands and acknowledges that each of the Company and SPAC is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder has received a copy of the Merger Agreement and is familiar with the provisions of the Merger Agreement.

Section 1.7             Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Shareholder, threatened against, such Shareholder or any of such Shareholder’s properties or assets (including such Shareholder’s Owned Shares) that could reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 1.8             Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon SPAC or the Company and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable and shall only terminate pursuant to Section 5.2 hereof.

Section 1.9             Restricted Securities. Such Shareholder understands that the Company Ordinary Shares to be held by it immediately following the consummation of the Mergers will be “restricted securities” under applicable U.S. federal and state securities Laws and, if such Shareholder is an affiliate of the Company, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these Laws, such Shareholder may be required to hold such Company Ordinary Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the Company Ordinary Shares shall contain a legend to such effect.

Article II

Representations and Warranties of SPAC

SPAC hereby represents and warrants to the Company and each Shareholder as follows:

Section 2.1             Corporate Organization. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

Section 2.2             Due Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of SPAC and no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize the execution and delivery of this Agreement or SPAC’s performance hereunder or to consummate the transactions contemplated hereby (except that the SPAC Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate the Mergers). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

Section 2.3             No-Conflict. Subject to obtaining the SPAC Shareholders’ Approval, the execution, delivery and performance by SPAC of this Agreement and the consummation of the transactions by SPAC contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of SPAC, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or (d) result in the creation or imposition of any Encumbrance upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the performance by SPAC of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article III

Representations and Warranties of the Company

The Company hereby represents and warrants to SPAC and each Shareholder as follows:

Section 3.1             Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

Section 3.2             Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder (except that the Company Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate of the Transactions). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.3             No-Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, violate any provision of, trigger shareholder rights that have not been duly waived under, or result in the breach of the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Material Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contracts to which the Company is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Encumbrance), except in the case of clauses (b) through (d) above that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article IV

Agreement to Vote; Certain Other Covenants of THE ShareholderS

Each Shareholder covenants and agrees during the term of this Agreement as follows:

Section 4.1             Agreement to Vote.

(a)            In Favor of the Company Shareholders’ Approval. From the date of this Agreement until the date of termination of this Agreement, at any meeting of the Company Shareholders called to seek the Company Shareholders’ Approval, including any extraordinary general meeting (as defined in the Company Charter), or at any adjournment thereof or postponement thereof, or in connection with any written consent of the Company Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions, the Merger Agreement or any other Transaction Documents is sought, such Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, withholding class vote and/or written consent, if applicable) the Subject Shares in favor of granting the Company Shareholders’ Approval or, if there are insufficient votes in favor of granting the Company Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the Company Shareholders to a later date.

(b)            Against Other Transactions. From the date of this Agreement until the date of termination of this Agreement, at any meeting of the Company Shareholders or at any adjournment or postponement thereof, or in connection with any written consent of the Company Shareholders or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, (ii) vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (w) any business combination agreement, merger agreement or merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any Equity Securities of the Company (other than the Merger Agreement and the Transactions), (x) other than in connection with the Transactions, any Company Acquisition Proposal, (y) allowing the Company to execute or enter into, any agreement related to a Company Acquisition Proposal other than in connection with the Transactions, and (z) any amendment of Organizational Documents of the Company or entering into any agreement or agreement in principle or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment, agreement or other proposal or transaction would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Merger Agreement or any other Transaction Document, the Transactions or change in any manner the voting rights of any class of the Company’s share capital.

(c)            Revoke Other Proxies. Such Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked.

Section 4.2             No Transfer. From the date of this Agreement until the date of termination of this Agreement, such Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in this Agreement or any Transaction Documents, (iii) take any action that would reasonably be expected to make any representation or warranty of such Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling such Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, such Shareholder may make Transfers of the Subject Shares (x) pursuant to this Agreement, (y) upon the consent of the Company and SPAC, and (z) by virtue of such Shareholder’s Organizational Documents upon liquidation or dissolution of such Shareholder; provided, further, that in the case of clause (z), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Registration Statement or Proxy Statement being declared effective under the Securities Act. Any action attempted to be taken in violation of the preceding sentence will be null and void.

Section 4.3             Waiver of Anti-Dilution Protection. Such Shareholder hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the anti-dilution protection pursuant to the Company Charter in connection with the Transactions.

Section 4.4             No Redemption. Such Shareholder irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Shareholder shall not elect to cause the Company to redeem any Subject Shares now or at any time legally or beneficially owned by such Shareholder, or submit or surrender any of its Subject Shares for redemption, in each case pursuant to the Company Charter.

Section 4.5             New Securities. In the event that prior to the Closing (i) any Company Shares or other securities are issued or otherwise distributed to such Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change occurs in any of the Company Shares or other share capital of the Company by reason of any share subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or the like, (ii) such Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon exercise of options, or (iii) such Shareholder acquires the right to vote or share in the voting of any Company Shares after the date of this Agreement (collectively, the “New Securities”), the term “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

Section 4.6             Shareholders’ Consent, Authorization or Approval. Each Shareholder hereby irrevocably agrees and confirms that, insofar as such Shareholder’s consent, authorization or approval is required in respect of or in connection with the transactions contemplated by the Merger Agreement and the other Transaction Documents, including without limitation, the matters as set out in items (c) and (e) of Part I and item (a) of Part IV of Exhibit B of the Investors Rights Agreement and as may be required by Article 18 (Variation of Rights of Shares), Article 137 (Amendment of the Memorandum and Articles) and Section 4.3.1 of Schedule A (Protective Provisions) of the Company Charter, such Shareholder hereby grants, provides and gives such consent, authorization or approval, and all specific resolutions that may be required to have been adopted by such Shareholder or class of shareholders in connection with the transactions contemplated by the Merger Agreement and the other Transaction Documents are hereby deemed adopted and approved by such Shareholder. To the extent a director appointed by such Shareholder will not serve as a director of the Company after the Closing, upon request of the Company, such Shareholder shall deliver a notice to the Company to remove such director or cause such director to execute and deliver a resignation letter to the Company providing for such director’s resignation from the board of directors of the Company at the First Effective Time.

Section 4.7             Existing Investors Rights Agreement. Each of the Shareholders and the Company hereby agrees that, in accordance with the terms thereof, (i) the Investors Rights Agreement, (ii) any rights of such Shareholder under the Investors Rights Agreement (including, for the avoidance of doubt, any registration rights of such Shareholder with respect to any Company Shares thereunder) and (iii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the shareholders of the Company, shall be terminated effective as of the First Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholders or the Company, and neither the Company, the Shareholders, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and each Shareholder and the Company hereby releases in full any and all claims with respect thereto with effect on and from the First Effective Time.

Section 4.8             Additional Matters. Each Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or SPAC may reasonably request for the purpose of effectively consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Companies Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Transactions.

Section 4.9             Acquisition Proposals; Confidentiality. Such Shareholder shall be bound by and comply with Section 5.5 (Acquisition Proposals and Alternative Transactions) and Section 10.14 (Confidentiality) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) such Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to “the Company” contained in Section 5.5 of the Merger Agreement and “Affiliates” contained in Section 10.14 of the Merger Agreement shall also refer to such Shareholder.

Section 4.10           Lock-Up Provisions.

(a)            Subject to the exceptions set forth herein, during the applicable Lock-Up Period (as defined below), such Shareholder agrees not to, without the prior written consent of the Company Board, Transfer any Locked-Up Shares held by it. The foregoing limitations shall remain in full force and effect for a period of six (6) months from and after the Closing (such period, the “Lock-Up Period”) with respect to all the Locked-Up Shares. For purpose of this Section 4.10, “Locked-Up Shares” means any Company Ordinary Shares that are held by such Shareholder immediately after the First Effective Time and any Company Ordinary Shares acquired by such Shareholder upon the exercise of Company Options.

(b)           The restrictions set forth in Section 4.10(a) (the “Lock-Up Restrictions”) shall not apply to:

(i)            transfers by such Shareholder to (A) any shareholder, partner or member of such Shareholder via dividend or share repurchase as part of a distribution, or (B) any Person that is an affiliate of such Shareholder;

(ii)           transfers by virtue of the Laws of the state of such Shareholder’s organization and such Shareholder’s Organizational Documents upon dissolution of such Shareholder;

(iii)          pledges of any Locked-Up Shares to a financial institution that create a mere security interest in such Locked-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as such Shareholder continues to control the exercise of the voting rights of such pledged Locked-Up Shares (as well as any foreclosures on such pledged Locked-Up Shares so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to such Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Locked-Up Shares as a result of foreclosure);

(iv)          transfers of any Company Ordinary Shares acquired as part of the Permitted Financing or Subsequent Equity Financing;

(v)           transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(vi)          the exercise of any options to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(vii)         transfers to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;

(viii)        the establishment, at any time after the Closing, by a Shareholder of a trading plan providing for the sale of Company Ordinary Shares that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Shares, shall be made by such Shareholder pursuant to such Trading Plan during the applicable Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the applicable Lock-Up Period; and

(ix)          transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

provided, however, that in the case of clauses (i) through (iv), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits under this Agreement. For purposes of this paragraph, “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

(c)            For the avoidance of doubt, such Shareholder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Locked-Up Shares or receive any dividends or distributions thereon.

(d)            In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Securities, are hereby authorized to decline to make any transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

Article V

General Provisions

Section 5.1             Mutual Release.

(a) Shareholder Release. Such Shareholder, on its own behalf and on behalf of each of its Affiliates (other than the Company or any of the Company’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Shareholder Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Shareholder Releasee”), from (x) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the First Effective Time to such Shareholder Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Shareholder Releasor has prior to or as of the First Effective Time, against any Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Shareholder Releasee); provided, however, that nothing contained in this Section 5.1 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the other Transaction Documents or the Company’s Organizational Documents, (ii) for indemnification or contribution, in any Shareholder Releasor’s capacity as an officer or director of the Company, (iii) arising under any then-existing insurance policy of the Company, or (iv) for any claim for fraud.

(b)            Company Release. Each of the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge such Shareholder and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the First Effective Time to such Company Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 5.1(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement or the other Transaction Documents or (ii) for any claim for fraud.

Section 5.2             Termination. This Agreement shall terminate upon the earlier of:

(a)            the Closing, provided, however, that upon such termination, (i)  Section 4.8, this Section 5.1, Section 5.4 and Section 5.7 shall survive indefinitely; and (ii) Section 4.10 and Section 5.3 shall survive until the date on which none of the Company, such Shareholder or any holder of a Locked-Up Share (as defined below) has any rights or obligations hereunder; and

(b)           the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its actual fraud or willful and material breach of this Agreement prior to such termination.

Section 5.3             Legends. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the book-entries evidencing any Locked-Up Shares at the time any such share is no longer subject to the Lock-Up Restrictions (any such Locked-Up Share, a “Free Share”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Shares to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares so that the Free Shares are in a like position. Any holder of a Locked-Up Share is an express third-party beneficiary of this Section 5.3 and entitled to enforce specifically the obligations of the Company set forth in this Section 5.3 directly against the Company.

Section 5.4             Notice. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Company and SPAC in accordance with Section 10.3 of the Merger Agreement and to each Shareholder at its address set forth on Schedule A hereto (or at such other address or email address as a party may from time to time notify the other parties by like notice).

Section 5.5             Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

Section 5.6             Assignment. Other than in connection with the Transfer of any Subject Shares or Locked-Up Shares in accordance with the terms of this Agreement, which shall not be deemed to be an assignment of this Agreement or the rights or obligations hereunder, no party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 5.7             Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

Section 5.8             Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 5.9             Counterparts This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

COVA Acquisition Corp.

By:	/s/ Jun Hong Heng
Name: Jun Hong Heng
Title: Chief Executive Officer

In the presence of:
Witness

Signature:	/s/ Karanveer Dhillon
Print Name: Karanveer Dhillon

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ECARX Holdings Inc.

By:	/s/ Ziyu Shen
Name:	Ziyu Shen
Title:	Director

In the presence of:
Witness

Signature:	/s/ Xiangru Song
Print Name:	Xiangru Song

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Fu&Li Industrious Innovators Limited

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Director

In the presence of:
Witness

Signature:	/s/ Weilie Ye
Print Name:	Weilie Ye

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Jie&Hao Holding Limited

By:	/s/ Ziyu Shen
Name:	Ziyu Shen
Title:	Director

In the presence of:
Witness

Signature:	/s/ Xiangru Song
Print Name:	Xiangru Song

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

SHINE LINK VENTURE LIMITED

By:	For and on behalf on T Proteus Limited
/s/ Catherine Yim
/s/ Edward Gumbley
Name: T Proteus Limited
Title: Director

In the presence of:
Witness

Signature:	/s/ Claudia Ng

Print Name: Claudia Ng

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Baidu (Hong Kong) Limited

By:	/s/ Herman Yu
Name: Herman Yu
Title: Director

In the presence of:
Witness

Signature:	/s/ Maonan Wei

Print Name: Maonan Wei

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Suzhou Xiangcheng Venture Capital Co., Ltd.

By:	/s/ Chenling Tao
Name: Chenling Tao
Title: Legal Representative

In the presence of:
Witness

Signature:	/s/ Yuewen Gu

Print Name:  Yuewen Gu

[Signature Page to Company Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Suzhou Huanxiu Lake Yihao Investment Co., Ltd.

By:	/s/ Dongjun Li
Name: Dongjun Li
Title: Legal Representative

In the presence of:
Witness

Signature:	/s/ Wenlong He

Print Name: Wenlong He

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.